UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 1, 2017

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Change in Novo Nordisk Executive Management

Bagsværd, Denmark, 1 March 2017 - Novo Nordisk A/S today announced that Jakob Riis, executive vice president, head of North America Operations and president of Novo Nordisk Inc. has resigned from the company.

Effective today, Doug Langa, senior vice president for Market Access, Novo Nordisk Inc., has been appointed senior vice president, head of North America Operations and president of Novo Nordisk Inc. He will report to Lars Fruergaard Jørgensen, president and CEO, Novo Nordisk A/S.

Jakob Riis will remain with Novo Nordisk in a transition period to help ensure a smooth handover.

Göran Ando, chairman of the Board of Directors of Novo Nordisk A/S, said: ”We are of course sad to see Jakob Riis leave. He has done a great job throughout his career in Novo Nordisk, and we wish him all the best. We welcome Doug Langa as our new head of North America Operations. Doug’s experience in the US pharmaceutical market, his leadership skills and expertise in the area of market access make him the natural successor to Jakob Riis.”

Doug Langa is senior Vice president, Market Access and a member of Novo Nordisk’s US leadership team. He joined the company in 2011 as senior director, Managed Markets. He came from GlaxoSmithKline where he was senior director of Payer Marketing. Prior to GSK, Doug Langa spent the majority of his career at Johnson & Johnson, where he held various roles of increasing responsibility within Managed Markets, Sales Leadership and Marketing. He has over 25 years of experience in the pharmaceutical and medical device industry. He graduated from Widener University and earned his MBA from Fordham University.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 42,000 people in 77 countries and markets its products in more than 165 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 16 / 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 1, 2017	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer